                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                                PHONE.COM, INC.

                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

                         (Title of Class of Securities)

                                   71920Q100

                                 (CUSIP Number)

                            Craig A. Shelburne, Esq.
                   Senior Vice President and General Counsel
                               Software.com, Inc.
                               525 Anacapa Street
                            Santa Barbara, CA 93101
                                 (805) 882-2470

                                   Copies to:
                            Elizabeth R. Flint, Esq.
                            Steve L. Camahort, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 8, 2000

            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                  ---------------------------
CUSIP No. 71920Q100                      13D              Page  2  of  10  Pages
----------------------                                  ---------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    SOFTWARE.COM, INC.
    (I.R.S. IDENTIFICATION NO. 77-039-2373)
-----------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [_]
                                                                           (b) [_]
-----------------------------------------------------------------------------------
 3  SEC USE ONLY
-----------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    OO
-----------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                            [_]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
-----------------------------------------------------------------------------------
   NUMBER OF                     7             SOLE VOTING POWER
    SHARES
   BENEFICIALLY                                16,516,495 shares of Common Stock (1)
    OWNED BY                    ----------------------------------------------------
     EACH                        8             SHARED VOTING POWER
   REPORTING
    PERSON                                     10,759,625 shares of Common Stock (2)
    WITH                        ----------------------------------------------------
                                 9             SOLE DISPOSITIVE POWER

                                               16,516,495 shares of Common Stock (1)
                                ----------------------------------------------------
                                 10            SHARED DISPOSITIVE POWER
                                               -0-
------------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,276,120 shares of Common Stock (1)(2)
------------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]
------------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%
------------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------------------------------

(1) 16,516,495 shares of Common Stock, par value $0.001 per share (the "Phone Common Stock"), of Phone.com, Inc., a Delaware corporation ("Phone"), are subject to a stock option agreement, dated August 8, 2000, between Software.com, Inc., a Delaware Corporation ("Software") and Phone (the "Option Agreement"). The stock options under the Option Agreement would become exercisable by Software upon the occurrence of any event that would also allow Software to collect a termination fee under the Merger Agreement (as defined below). The stock options may only be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. Software expressly disclaims beneficial ownership of the shares of Phone Common Stock which are purchasable by Software upon exercise of the stock options issued under the Option Agreement.

(2) 10,759,625 shares of Phone Common Stock are subject to voting agreements entered into by Software and certain stockholders of Phone ("Phone Voting Agreements") (discussed in Items 3 and 4 below). Software expressly disclaims beneficial ownership of any of the shares of Phone Common Stock covered by the Phone Voting Agreements. Based on the number of shares of Phone Common Stock outstanding as of July 31, 2000 (as represented by Phone in the Merger Agreement discussed in Items 3 and 4), the number of shares of Phone Common Stock covered by the Phone Voting Agreements represents approximately 13.0% of the outstanding Phone Common Stock.

Item 1.  Security and Issuer.

         The class of securities to which this Statement relates is the Common Stock, par value $0.001 per share, of Phone.com, Inc., a Delaware Corporation, whose principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063.

Item 2.  Identity and Background.

         The name of the corporation filing this statement is Software.com, Inc., a Delaware corporation. Software is a developer of carrier-scale Internet infrastructure applications. Software's principal business address is 525 Anacapa Street, Santa Barbara, California 93101. The address of Software's executive offices is the same as the address of its principal business.

         The name, business address, present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each director and executive officer of Software are set forth in Annex A hereto and are incorporated herein by reference.

         During the last five years neither Software nor, to the best of Software's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years neither Software nor, to the best of Software's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Phone, Software and Silver Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Phone ("Phone Merger Sub"), entered into an Agreement and Plan of Merger dated as of August 8, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Phone Merger Sub will merge with and into Software, with Software continuing as the surviving corporation (the "Merger"), such that Software will become a wholly-owned subsidiary of Phone. Pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of Software Common Stock, par value $0.001 ("Software Common Stock"), will be exchanged for 1.6105 (the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Phone Common Stock; (ii) the outstanding warrants or options to purchase Software Common Stock that were granted under the Software.com Stock Plans (as defined in the Merger Agreement) and the stock option agreements executed pursuant thereto, will be assumed by Phone and continued in accordance with their respective terms and each such warrant or option will become a right to purchase a number of shares of Phone Common Stock equal to the Exchange Ratio multiplied by the number of shares of Software Common Stock subject to such warrant or option immediately prior to the consummation of the Merger; and (iii) the outstanding offering periods under the Software employee stock purchase plan (the "Software ESPP") shall be assumed by Phone and shall continue in accordance with the Software ESPP and all rights to purchase shares of Software Common Stock under the Software ESPP ("Purchase Rights") will convert in accordance with the Exchange Ratio into rights to purchase Phone Common Stock and shall be assumed by Phone. The Software ESPP shall terminate or be merged into the stock purchase plan sponsored by Phone immediately following the exercise of the last assumed Purchase Right.

     The Merger is subject to customary closing conditions, including the approval of the Merger by Software's stockholders, the approval by Phone's stockholders of the issuance of Phone Common Stock pursuant to the Merger Agreement, the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the receipt of certain tax opinions, the receipt of any other required governmental regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

     As a condition and inducement to the execution of the Merger Agreement, Phone entered into the Option Agreement, dated as of August 8, 2000, with Software. Pursuant to the Option Agreement, Phone granted to Software an option (the "Option") to purchase up to 16,516,495 shares of Phone Common Stock, subject to adjustment as described below, at a purchase price per share equal to $78.0625 per share, subject to adjustment for certain changes in Phone's capitalization. The number of shares of Phone Common Stock subject to the Option will automatically adjust so as not to exceed 19.9% of the total number of shares of the Phone Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Phone Common Stock subject to the Option would be approximately $1,289,318,890. Software anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. Software did not pay additional consideration to Phone in connection with Phone entering into the Option Agreement and granting the Option, but Software granted a reciprocal option to Phone to purchase up to 19.9% of the issued and outstanding shares of Software Common Stock at a price of $125.7197 per share of Software Common Stock, subject to terms and conditions substantially identical to those contained in the Option Agreement (the "Software Option Agreement").

     Upon the occurrence of certain events set forth in the Option Agreement, and upon demand by Software, Software would have the right to sell to Phone and Phone would be obligated to repurchase from Software (the "Option Repurchase Right") the Option and all or any portion of the shares of Phone Common Stock issued pursuant to the Option. If the Option Repurchase Right becomes exercisable, Phone would be obligated to repurchase the Option at a price equal to the amount that the Market/Tender Offer Price (as defined in the Option Agreement) exceeds the Exercise Price (as defined in the Option Agreement) multiplied by the number of shares of Phone Common Stock purchasable pursuant to the Option. In addition, the Option Agreement grants certain registration rights to Software with respect to the shares of Phone Common Stock issued pursuant to the Option.

     Pursuant to the Phone Voting Agreements, certain holders of Phone Common Stock (the "Phone Voting Agreement Stockholders") have agreed, severally and not jointly, to vote their shares of Phone Common Stock (plus any additional shares of Phone Common Stock or other securities acquired upon the exercise of options, warrants and other rights to acquire shares of Phone Common Stock) beneficially owned by each such stockholder (the "Phone Voting Agreement Shares") at every Phone stockholders meeting and every written consent in lieu of such a meeting in favor of adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and have granted Software an irrevocable proxy to vote or grant a consent in respect of the Phone Voting Agreement Shares in favor of these matters. Software did not pay additional consideration to any Phone

Voting Agreement Stockholder in connection with the execution and delivery of the Phone Voting Agreements. The Phone Voting Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the agreement of the parties to terminate the Phone Voting Agreement, or (iii) the consummation of the Merger. Phone and certain holders of Software Common Stock have also entered into similar agreements (the "Software Voting Agreements").

         Also as a condition and inducement to the execution of the Merger Agreement, Phone and Software have entered into a memorandum of understanding, dated as of August 8, 2000 (the "Memorandum of Understanding"). Pursuant to the terms of the Memorandum of Understanding, both parties agree to use good faith efforts to enter into a definitive Reseller License and Services Agreement within ten days of the effective date of the Memorandum of Understanding. The Memorandum of Understanding will terminate upon the earlier of (i) the parties entering into a definitive Reseller License and Services Agreement and (ii) 30 days from the effective date of the Memorandum of Understanding.

         References to, and descriptions of, the Merger Agreement, the Option Agreement, the Software Option Agreement, the Phone Voting Agreements, the Software Voting Agreements and the Memorandum of Understanding as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the Software Option Agreement, the form of the Phone Voting Agreement, the form of the Software Voting Agreement and the Memorandum of Understanding attached as Exhibits 1, 2, 3, 4, 5 and 6, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.


Item 4.  Purpose of Transaction.

(a)      Not Applicable.

(b) The information set forth or incorporated by reference in Item 3 is incorporated herein by reference.

         Pursuant to the terms and subject to the conditions set forth in the Option Agreement, Software may exercise the Option, in whole or in part, at any time or from time to time after the Merger Agreement is terminated under circumstances which entitle Software to receive the Termination Fee (as defined in Section 7.2 of the Merger Agreement). Notwithstanding Software's right to receive the Termination Fee, if the Total Profit (as defined in the Option Agreement) received by Software and its affiliates less certain adjustments exceeds $230,454,545, then Software must make certain adjustments as set forth in the Option Agreement so that its actual realized Total Profit will not exceed $230,454,545, after taking into account such adjustments.

         The Option will terminate upon the earlier of: (i) the date on which the Effective Time (as defined in the Merger Agreement) of the Merger occurs;
(ii) the last date of the twelve-month period beginning on the date of termination of the Merger Agreement pursuant to Section 7.1(b)(ii); provided, that such termination has given rise to the right of Software to receive payment of Software.com Expenses pursuant to Section 7.2(b)(1) of the Merger Agreement; provided, that subsequent to such termination, if an event occurs that gives rise to the obligation of Phone to pay the Termination Fee pursuant to Section 7.2(b)(2) of the Merger Agreement, then the last date of the six month period beginning on the date of actual payment of the Termination Fee by Phone to Software pursuant to Section 7.2(b)(2) of the Merger Agreement; (iii) the date of termination of the Merger Agreement by either party pursuant to the provisions of any section of the Merger Agreement other than Sections 7.1(b)(ii) (other than as provided in clause (ii) above); provided, that such termination occurs prior to the occurrence of a Triggering Event (as defined in the Option Agreement); and (iv) the last date of the six-month period beginning on the date of the first occurrence of a Triggering Event; provided, however, that if the Option cannot be exercised as of any such date by reason of any applicable judgment, decree, law, regulation or order (each, an "Impediment"), or by reason of the waiting period under the HSR Act, then the Option Termination Event (as defined in the Option Agreement) shall be delayed until the date which is thirty days after such Impediment has been removed or such waiting period has expired.

     Notwithstanding the termination of the Option, Software is entitled to purchase those shares subject to the

Option with respect to which it may have exercised the Option by delivery of a written notice of exercise prior to the Option Expiration Date (as defined in the Option Agreement), and the termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at the Option Expiration Date.

(c)      Not applicable.

(d) Pursuant to the Merger Agreement, the Phone Board of Directors (the "Board") is required to take all necessary action so that effective as of the Effective Time (as defined in the Merger Agreement), the Board consists of six members, three of whom are current members of the Software Board of Directors and three of whom are current members of the Board. The Merger Agreement requires that the Board take all necessary action to appoint, effective as of the Effective Time (as defined in the Merger Agreement) as officers of Phone:
Donald J. Listwin as President and Chief Executive Officer, Alain Rossmann as Chairman of the Board and Executive Vice President, John L. MacFarlane as Executive Vice President and Alan S. Black as Chief Financial Officer.

(e) Other than as a result of the Merger described in this Schedule 13D, not applicable.

(f)      Not applicable.

(g) Software and Phone have each adopted a stockholders' rights plan. The Software stockholders' rights plan specifically excludes the acquisition of Software Common Stock by Phone pursuant to the Software Option Agreement or the Software Voting Agreements. The Phone stockholders' rights plan specifically excludes the acquisition of Phone Common Stock by Software pursuant to the Merger Agreement, the Option Agreement or the Phone Voting Agreements. Pursuant to the Merger Agreement, both Phone and Software agreed not to redeem their respective Rights (as defined in their respective stockholders' rights plans) or generally to amend, modify or terminate their stockholders' rights plans prior to the Effective Time (as defined in the Merger Agreement).

(h)-(i)  Not applicable.

(j)      Not applicable.

         References to, and descriptions of, the Merger Agreement, the Option Agreement, the Software Option Agreement, the Phone Voting Agreements, the Software Voting Agreements, and the Memorandum of Understanding as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the Software Option Agreement, the form of the Phone Voting Agreement, the form of the Software Voting Agreement, and the Memorandum of Understanding attached as Exhibits 1, 2, 3, 4, 5 and 6, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

         As a result of the Phone Voting Agreements, Software may be deemed to be the beneficial owner of at least 10,759,625 shares of Phone Common Stock which constitutes approximately 13.0% of the issued and outstanding shares of Phone Common Stock based on the number of shares of Phone Common Stock outstanding as of July 31, 2000 (as represented by Phone in the Merger Agreement). Software may be deemed to have the shared power to vote (or to direct the vote of) the Phone Voting Agreement Shares with respect to those matters described in Item 3; however, Software (i) is not entitled to any rights as a stockholder of Phone as to the Phone Voting Agreement Shares and (ii) disclaims any beneficial ownership of the shares of Phone Common Stock which are covered by the Phone Voting Agreements.

         If pursuant to the Option Agreement the Option becomes exercisable, Software would have the right to acquire up to 16,516,495 shares of Phone Common Stock. If acquired, such Phone Common Stock would constitute approximately 19.9% of the issued and outstanding shares of Phone Common Stock based on the number of shares of Phone Common Stock outstanding as of July 31, 2000 (as represented by Phone in the Merger Agreement). In the event that Software exercises the option, it would have the sole power to vote the shares and would then be entitled to all rights as a stockholder of Phone as to the shares. The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Software does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Phone Common Stock that may be purchased upon exercise of the Option. Accordingly, Software expressly disclaims beneficial ownership of all such shares.

         To Software's knowledge, no person listed in Annex A has an ownership interest in Phone.

         Set forth in Annex B are the names of the stockholders of Phone that have entered into a Phone Voting Agreement with Software, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Software's knowledge.

(c) To the knowledge of Software, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) No other person is known by Software to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Phone Common Stock obtainable by Software upon exercise of the Option.

(e)      Not applicable.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Phone Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the form of Phone Voting Agreement listed as Exhibits 1, 2, and 4, respectively, to this Schedule 13D, and are incorporated in this
Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth or incorporated by reference in Items 3 to 5 is incorporated herein by reference.

         In connection with the Merger Agreement, certain stockholders of Phone (each an "Affiliate") have each entered into an affiliate agreement with Software (collectively, the "Affiliate Letters") pursuant to which each Affiliate has agreed not to sell, transfer, or otherwise dispose of or reduce such Affiliate's risk with respect to any shares of the capital stock of Software or Phone during the period commencing thirty days prior to the Effective Time (as defined in the Merger Agreement) and ending at such time as financial results covering at least 30 days of combined operations of Software and Phone have been published by Phone, such publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, so as not to interfere with accounting for the Merger as a pooling of interests. Certain holders of Software Common Stock have also entered into similar agreements with Phone (the "Software Affiliate Letters").

         References to, and descriptions of, the Merger Agreement, the Affiliate Letters, and the Software Affiliate Letters as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, the form of Affiliate Letter, and the form of Software Affiliate Letter listed as Exhibits 1, 7 and 8, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number      Exhibit Description
1.                  Agreement and Plan of Merger, dated as of August 8, 2000, by and among
                    Phone.com, Inc., Software.com, Inc., and Silver Merger Sub Inc. (without exhibits)

2.                  Stock Option Agreement, dated as of August 8, 2000, between Phone.com, Inc., and  Software.com, Inc. (Option to Software.com, Inc.)

3.                  Stock Option Agreement, dated as of August 8, 2000, between Software.com,
                    Inc., and  Phone.com, Inc. (Option to Phone.com, Inc.)

4.                  Form of Voting Agreement, between Software.com, Inc., and certain stockholders of Phone.com, Inc.

5.                  Form of Voting Agreement, between Phone.com, Inc., and certain stockholders of
                    Software.com, Inc.

6.                  Memorandum of Understanding, dated as of August 8, 2000, by and between
                    Phone.com, Inc. and Software.com, Inc.

7.                  Form of Affiliate Letter, between Software.com, Inc., and certain stockholders of Phone.com, Inc.

8.                  Form of Affiliate Letter, between Phone.com, Inc., and certain stockholders of
                    Software.com, Inc.





                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 17, 2000
                                SOFTWARE.COM, INC.


                                By:    /s/ Craig A. Shelburne
                                       -----------------------------------------
                                Name:  Craig A. Shelburne
                                Title: Senior Vice President and General Counsel

                                    Annex A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               SOFTWARE.COM, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Software. Unless otherwise indicated, each person identified below is employed by Software.com, Inc. The principal address of Software.com, Inc., and unless otherwise indicated below, the current business address for each individual listed below is c/o Software.com, Inc., 525 Anacapa Street, Santa Barbara, California 93101. To Software's knowledge, each of the individuals identified below is a citizen of the United States, except Valdur Koha and Bernhard Woebker who are citizens of Germany and Donald J. Listwin who is a citizen of Canada.

Name and Title                                             Present Principal Occupation and Name of Employer
----------------------------------------------------------------------------------------------------------------------

John L. MacFarlane
Chief Executive Officer and Director

Valdur Koha
President

Amy E. Staas
Vice President, Finance and Chief Financial Officer

Frank Perna, Jr.                                           Chairman of the Board and Chief Executive Officer
Chairman of the Board                                      MacNeal-Schwendler Corporation
Neal Douglas                                               Managing General Partner
Director                                                   Spectrum Equity Investors
                                                           333 Middlefield Road, Suite 200
                                                           Menlo Park, CA 94025
                                                           (415) 464-4600

Judith H. Hamilton                                         Chief Executive Officer
Director                                                   Classroom Connect
                                                           8000 Marina Blvd, Fourth Floor
                                                           Brisbane, CA 94005-1863
                                                           (650) 351-5122

Donald J. Listwin                                          Executive Vice President
Director                                                   Cisco Systems, Inc.
                                                           170 West Tasman Drive
                                                           San Jose, CA 95134
                                                           (408) 526-7683

Bernard Puckett                                            Retired Private Investor
Director

Bernhard Woebker                                           Vice President, Europe
Director                                                   Versant Corporation
                                                           Arabellastr. 4
                                                           D-81925 Munich
                                                           011-49-89-9200-7800

                                    Annex B

     The following table sets forth the name and present principal occupation or employment of each Phone.com, Inc. stockholder that entered into a voting agreement with Software.com, Inc. Except as indicated below, the business address of each such person is c/o Phone.com, Inc., 800 Chesapeake Drive, Redwood City, California 94063.


Name and Business Address               Present Principal Occupation        Shares Beneficially
                                        or Employment                       Owned
-------------------------------------------------------------------------------------------------
Phone.com, Inc. Directors:
Alain Rossmann                      Chairman, Chief Executive Officer                   6,505,368

Charles Parrish                     Executive Vice President                            1,071,275

Alan Black                          Vice President, Finance and                           661,421
                                    Administration, Chief Financial Officer
                                    and Treasurer

Roger Evans                         Director, Greylock Management                         256,681
Greylock Equity Limited             Corporation                                           120,286
Partnership                                                                               (Greylock Equity L.P.)
755 Page Mill Road, Suite A 100
Palo Alto, CA  94304

David Kronfeld                      Managing Member, JK&B Capital                           8,040
JK&B Capital
205 N. Michigan Avenue, Suite 808
Chicago, Il  60601

Andrew Verhalen                     General Partner,  Matrix Partners                     206,722
Matrix Partners                                                                           846,658
2500 Sand Hill Road, Suite 113                                                            (Matrix Partners IV, L.P.]
Menlo Park, CA  94025                                                                     48,318
                                                                                          (Matrix Partners
                                                                                          Entrepreneurs Fund IV, LP)

Reed Hundt                          Senior Advisor, McKinsey & Company                    0
McKinsey & Co., Inc.
1101 Pennsylvania Ave., NW Suite 700
Washington, DC  20004

Executive Officers (other than
 those who also serve as
 Directors) of Phone.com, Inc.:

Michael Mulica                      Senior Vice President, Worldwide                      31,416
                                    Sales, Consulting and Support

Ben Linder                          Vice President, Marketing                             414,870

Ross Bott                           Chief Operating Officer                               588,570

                                 Exhibit Index

1.                  Agreement and Plan of Merger, dated as of August 8, 2000, by and among
                    Phone.com, Inc., Software.com, Inc., and Silver Merger Sub Inc. (without exhibits)

2.                  Stock Option Agreement, dated as of August 8, 2000, between Phone.com, Inc., and  Software.com, Inc. (Option to Software.com, Inc.)

3.                  Stock Option Agreement, dated as of August 8, 2000, between Software.com,
                    Inc., and  Phone.com, Inc. (Option to Phone.com, Inc.)

4.                  Form of Voting Agreement, between Software.com, Inc., and certain stockholders of Phone.com, Inc.

5.                  Form of Voting Agreement, between Phone.com, Inc., and certain stockholders of
                    Software.com, Inc.

6.                  Memorandum of Understanding, dated as of August 8, 2000, by and between
                    Phone.com, Inc. and Software.com, Inc.

7.                  Form of Affiliate Letter, between Software.com, Inc., and certain stockholders of Phone.com, Inc.

8.                  Form of Affiliate Letter, between Phone.com, Inc., and certain stockholders of
                    Software.com, Inc.

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